04001674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH., D.C. 158 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING [illegible] (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WS GRIFFITH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE AMERICAN ROW
(No. and Street)

HARTFORD	CT	06115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA MILLER (619) 285-6111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

750 B STREET	SAN DIEGO		92101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAURA MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WS GRIFFITH SECURITIES, INC., as of DECEMBER 31, 2003, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH ELAYNE THOMAS
Commission # 1376898
Notary Public - California
San Diego County
My Comm. Expires Sep 24, 2006

Signature

CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS Griffith Securities, Inc.

(An indirect wholly owned subsidiary of The Phoenix Companies, Inc.)

Consolidated Statement of Financial Condition

December 31, 2003

WS Griffith Securities, Inc.
(An indirect wholly owned subsidiary of The Phoenix Companies, Inc.)
Index
December 31, 2003

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Auditors

To the Board of Directors and Stockholder of
WS Griffith Securities, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of WS Griffith Securities, Inc. (an indirect wholly owned subsidiary of The Phoenix Companies, Inc.) and its subsidiaries (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

WS Griffith Securities, Inc.
(An indirect wholly owned subsidiary of The Phoenix Companies, Inc.)
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 3,058,087
Cash segregated under regulation	135,409
Securities owned, at market value	2,967,378
Accounts receivable	
Commissions	2,583,934
Due from clearing broker	484,715
Due from affiliate	1,685,128
Other, net of allowance for doubtful accounts of $47,492	177,580
Prepaid expenses	612,934
Deferred income taxes	303,297
Fixed assets, at cost, less accumulated depreciation of $1,246,945	478,900
Income taxes recoverable from Parent	202,705
Other assets	312,943
Total assets	$ 13,003,010
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,046,580
Due to Phoenix Life Insurance Company	2,325,925
Accounts payable and accrued expenses	195,477
Total liabilities	5,567,982
Commitments and contingent liabilities (Note 7)	
Stockholder's equity	
Common stock, $1.00 par value, authorized 1,100,000 shares; 247,439 shares issued and outstanding	247,439
Additional paid-in capital	5,408,463
Retained earnings	1,779,126
Total stockholder's equity	7,435,028
Total liabilities and stockholder's equity	$ 13,003,010

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

WS Griffith Securities, Inc. (the "Company") is a full-service broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is selling a variety of investment products including mutual funds, variable annuities and limited partnership interests (the "investment products") through its registered sales agents. Among products that the Company sells are shares of mutual funds sponsored by Phoenix Investment Partners (the "Affiliate"), and variable annuities of Phoenix Life Insurance Company ("Phoenix Life Insurance Company" or "PLIC"). The Company also participates in various wrap fee programs for its customers. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

The Company is a wholly owned subsidiary of WS Griffith Advisors, Inc., which is a wholly owned subsidiary of Phoenix Distribution Holding Company. Phoenix Distribution Holding Company is a wholly owned subsidiary of The Phoenix Companies, Inc. (the "Parent"). The Affiliate is a wholly owned subsidiary of Phoenix Investment Management Company, Inc., which is a wholly owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant intercompany accounts and transactions have been eliminated.

Revenue and Expense Recognition

The Company earns commissions from the Affiliate, Phoenix Life Insurance Company and other distributors, adjusted for various fees, on the sales of investment products. The Company then pays commissions to its registered sales agents. Commissions on insurance products are recorded when accepted by the insurance company. All other commissions and fees are recorded on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term investments having an original maturity of three months or less.

Commissions Receivable and Commissions Payable

Commissions receivable represents commissions due the Company from the issuer of the investment product. Commissions payable represent liabilities for commissions due to registered sales agents. The payable is recorded concurrently with the receivable.

Securities Owned, at Market Value

Securities owned, at market value, which consist primarily of a US government agency bond and a tax-exempt bond mutual fund, are valued at market with unrealized gains and losses reflected in the statement of operations.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed using the straight-line method with asset lives ranging from three to seven years. When assets are retired or sold, the assets and related accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to income.

Income Taxes
The Company is included in the consolidated federal income tax return and the Connecticut corporation business tax return filed by the Parent. In accordance with the written tax sharing agreement between the Parent and its subsidiaries, income tax expense or benefit is computed as if the Company were filing separate federal and state income tax returns. The Company receives current federal benefit for tax losses to the extent that the losses are utilized in the Parent's consolidated federal income tax return. The Company receives current state benefit for tax losses to the extent that the losses are utilized in the Parent's combined Connecticut tax return.

In addition to the combined Connecticut return, the Company also files separate tax returns for all states where its agencies are located.

The Company provides for federal and state deferred income taxes on the asset and liability approach, which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are generally recognized when assets and liabilities have different carrying values for income tax and financial reporting purposes.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets

Fixed assets consist of the following at December 31, 2003:

Furniture	$ 466,495
Computer hardware and software	1,187,444
Leasehold improvements	71,906
	1,725,845
Less: Accumulated depreciation and amortization	(1,246,945)
	$ 478,900

4. Transactions with Phoenix Life Insurance Company and Affiliate

Commission revenues include sales of mutual funds sponsored by the Affiliate, and sales of variable annuity products sponsored by Phoenix Life Insurance Company and sold by the Company on behalf of the Affiliate, which is the distributor of the products. Variable annuity commissions are paid to the registered sales agents by Phoenix Life Insurance Company on behalf of the Company and the Company reimburses Phoenix Life Insurance Company.

Compensation and employee benefits are paid by Phoenix Life Insurance Company on behalf of the Company and the Company reimburses Phoenix Life Insurance Company. In addition, Phoenix Life Insurance Company provides certain administrative support to the Company.

5. Income Taxes

The tax effect of temporary differences which gave rise to deferred tax assets is as follows:

Accrued expenses and reserves	$ 70,520
Securities owned	4,012
Net operating loss carryover	190,603
Other	38,162
Net deferred income tax	$ 303,297

6. Disclosure About Fair Value of Financial Instruments

Financial instruments are reported in the financial statements either at market value or at amounts that approximate fair value.

7. Commitments and Contingent Liabilities

The Company is a defendant in various lawsuits and is the subject of certain claims in connection with the sales of investments by its representatives. Management believes the amount of ultimate liability, if any, with respect to these actions will not have a material adverse effect on the financial condition of the Company. The Company denies liability in the foregoing matters and is vigorously defending against the actions.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may incur a loss.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers or other entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has the ability to pursue any counterparty that does not perform. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has a noncancelable lease for its office space, which expires January 15, 2008. The lease provides for certain rent escalations on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2003, the aggregate minimum annual obligations under the operating lease were as follows:

Years Ending	
2004	$ 436,838
2005	454,353
2006	472,514
2007	491,453
Thereafter	19,881
	$ 1,875,039

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $2,281,489, which exceeded the minimum net capital requirement by $1,910,291. The Company's ratio of aggregate indebtedness to net capital was 2.44 to 1 at December 31, 2003.